Exhibit 4.49


             THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE
                                   ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Netcom Group Corporation (Hong Kong) Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for the sole purpose of the extraordinary general meeting of the Company and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

--------------------------------------------------------------------------------

                              [CNC GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                          [CHINESE CHARACTERS OMITTED]
                    (Incorporated in Hong Kong with limited
                    liability under the Companies Ordinance)
                               (Stock Code: 906)

                              CONNECTED TRANSACTION

        Independent financial adviser to the Independent Board Committee and the Independent Shareholders

                        [LEHMAN BROTHERS GRAPHIC OMITTED]
                          Lehman Brothers Asia Limited

--------------------------------------------------------------------------------

A notice convening an extraordinary general meeting of the Company to be held in The Ballroom, Island Shangri-la, Hong Kong, on 14 February 2007 at 10:00 a.m., is set out on pages 31 to 32 of this circular. Whether or not you are able to attend the extraordinary general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or at any adjourned meeting should you so wish.

A letter from the independent board committee of the Company containing its recommendation to the independent shareholders of the Company is set out on pages 11 to 12 of this circular. A letter from Lehman Brothers Asia Limited, the independent financial adviser, containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 13 to 24 of this circular.

                                                                 24 January 2007

                                    CONTENTS
DEFINITIONS                                                                 1
LETTER FROM THE CHAIRMAN                                                    4
LETTER FROM THE INDEPENDENT BOARD COMMITTEE                                11
LETTER FROM LEHMAN BROTHERS ASIA LIMITED                                   13
GENERAL INFORMATION                                                        25
NOTICE OF THE EXTRAORDINARY GENERAL MEETING                                31

                                   DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:


"ARPU"                                    the average revenue per user

"ADSs" American depositary shares issued by Citibank, N.A., each representing ownership of 20 Shares, which are listed on the New York Stock Exchange, Inc.

"Asset Transfer Agreement"                the asset transfer agreement dated
                                          15 January 2007 entered into between
                                          China Netcom Group and CNC
                                          China in relation to the Disposal

"Associates"                              has the meaning ascribed in the
                                          Listing Rules

"Board" or "Board of Directors"           the board of Directors

"Business Day"                            a day (excluding Saturdays) on which
                                          banks are generally open in Hong Kong
                                          for the transaction of normal banking
                                          business

"China Netcom Group"                      China Network Communications Group
                                          Corporation (Replaces Chinese
                                          Characters), a company established
                                          under the laws of the PRC and the
                                          ultimate controlling shareholder of
                                          the Company

"China" or "PRC"                          the People's Republic of China
                                          (excluding, for the purpose of this
                                          circular, Hong Kong, Macau and Taiwan)

"CNC China"                               China Netcom (Group) Company Limited
                                          (Replaces Chinese Characters), a
                                          company established in the PRC with
                                          limited liability as a wholly foreign
                                          owned enterprise and a direct
                                          wholly-owned subsidiary of the Company

"Companies Ordinance"                     the Companies Ordinance (Chapter 32 of
                                          the Laws of Hong Kong)

"Company"                                 China Netcom Group Corporation (Hong
                                          Kong) Limited (Replaces Chinese
                                          Characters), a company incorporated in
                                          Hong Kong whose Shares are listed on
                                          the Hong Kong Stock Exchange and whose
                                          ADSs are listed on the New York Stock
                                          Exchange, Inc.

"Directors"                               the directors of the Company

"Disposal"                                the disposal by CNC China of the
                                          Group's telecommunications assets,
                                          liabilities and business operations in
                                          Guangdong Province and Shanghai
                                          Municipality of the PRC pursuant to
                                          the Asset Transfer Agreement

"Extraordinary General Meeting"           the extraordinary general meeting of
                                          the Company to be convened on 14
                                          February 2007, notice of which is set
                                          out at the end of this circular, or
                                          any adjournment thereof

"Group"                                   the Company and its subsidiaries

"HK$"                                     Hong Kong dollars, the lawful currency
                                          of Hong Kong

"HKFRS" Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Accountants

"Hong Kong"                               Hong Kong Special Administrative
                                          Region of the People's Republic of
                                          China

"Hong Kong Stock Exchange"                The Stock Exchange of Hong Kong
                                          Limited

"Independent Board Committee"             the committee of Directors, consisting
                                          of John Lawson Thornton, Victor Cha
                                          Mou Zing, Qian Yingyi, Hou Ziqiang and
                                          Timpson Chung Shui Ming, being all the
                                          independent non-executive Directors,
                                          formed to advise the Independent
                                          Shareholders in respect of the terms
                                          of the Disposal

"Independent Shareholders"                Shareholders other than China Netcom
                                          Group and its Associates

"Latest Practicable Date"                 17 January 2007, being the latest
                                          practicable date prior to the printing
                                          of this circular for ascertaining
                                          certain information contained herein

"Lehman" Lehman Brothers Asia Limited, which is licensed for types 1 (dealing in securities), 2 (dealing in futures contracts), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, being the independent financial adviser to the Independent Board Committee and the Independent
                                          Shareholders in respect of the
                                          Disposal

"Listing Rules"                           the Rules Governing the Listing of
                                          Securities on The Stock Exchange of
                                          Hong Kong Limited

"Option(s)"                               option(s) which have been granted
                                          under the Company's share option
                                          scheme approved and adopted by a
                                          resolution of the Shareholders passed
                                          on 30 September 2004 and subsequently
                                          amended by a resolution of the
                                          Shareholders passed on 16 May 2006

"RMB"                                     Renminbi, the lawful currency of the
                                          PRC

"Securities and Futures Ordinance"        the Securities and Futures Ordinance
                                          (Chapter 571 of the laws of Hong Kong)

"Share(s)"                                ordinary shares in the Company's
                                          issued share capital with a par value
                                          of US$0.04 per share which are listed
                                          on the Hong Kong Stock Exchange

"Shareholders"                            holders of Shares

"US$"                                     United States dollars, the lawful
                                          currency of the United States of
                                          America

                            LETTER FROM THE CHAIRMAN

                                [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                          [CHINESE CHARACTERS OMITTED]
                    (Incorporated in Hong Kong with limited
                    liability under the Companies Ordinance)

Executive Directors:                                  Registered Office:
 ZHANG Chunjiang (Chairman)                            Room 6701
 ZUO Xunsheng (Chief Executive Officer)                The Center
 ZHANG Xiaotie                                         99 Queen's Road Central
 LI Fushen (Chief Financial Officer)                   Hong Kong
 MIAO Jianhua
 Non-Executive Directors:
 TIAN Suning
 Jose Maria ALVAREZ-PALLETE
 YAN Yixun
 Mauricio SARTORIUS
 Independent Non-executive Directors:
 John Lawson THORNTON
 Victor CHA Mou Zing
 QIAN Yingyi
 HOU Ziqiang
 Timpson CHUNG Shui Ming
                                                               24 January 2007


To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION


On 15 January 2007, the Board announced that CNC China, a direct wholly-owned subsidiary of the Company, had entered into the Asset Transfer Agreement, pursuant to which CNC China agreed to dispose of the Group's telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group for a consideration of RMB3,500 million subject to certain conditions.

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company and the Disposal constitutes a connected transaction for the Company. Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Disposal exceed 2.5% (but are below 5%), the Disposal is conditional upon, among other things, the approval of the Disposal by the Independent Shareholders at an extraordinary general meeting to be convened for this purpose.

An Independent Board Committee has been established to advise the Independent Shareholders as to whether the terms of the Disposal are fair and reasonable from a financial perspective so far as the Independent Shareholders are concerned. Lehman has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

The purpose of this circular is to provide you with further information relating to the Disposal and to seek your approval of the ordinary resolution set out in the Notice of Extraordinary General Meeting at the end of this circular. The recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages 11 to 12 of this circular and the letter from Lehman is set out on pages 13 to 24 of this Circular.

ASSET TRANSFER AGREEMENT



Date:                                              15 January 2007
Parties:              (1) Vendor:                             CNC China
                      (2) Purchaser:                          China Netcom Group


Pursuant to the Asset Transfer Agreement, CNC China has agreed to dispose of the Group's telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group. China Netcom Group has granted CNC China a preferential right to acquire such assets, liabilities and business operations such that if China Netcom Group intends to dispose of them in the future, CNC China will be entitled to a first right to acquire them at terms equal to or no less favourable than those offered by China Netcom Group to other parties.

CONDITIONS OF THE COMPLETION OF THE DISPOSAL

Completion of the Disposal is conditional upon the fulfillment of the following conditions:

(a) the passing of an ordinary resolution by the Independent Shareholders approving the Disposal; and

(b) the receipt of relevant approvals or consent from the relevant PRC authorities.

The above conditions cannot be waived.

CONSIDERATION

The consideration of the Disposal is RMB3,500 million. China Netcom Group will pay an initial amount of RMB1,050 million (equivalent to 30% of the consideration) in cash the next business day after completion of the Disposal and will pay the remaining RMB2,450 million (equivalent to 70% of the consideration) in cash within 30 days after completion of the Disposal. China Netcom Group will assume an aggregate principal amount of RMB3,000 million of debt which is due and owing from the Guangdong and Shanghai branches of the Group to independent third parties upon completion of the Disposal.

The consideration was determined and agreed between the parties after arm's length negotiations and was based on various factors, including the quality of the assets being sold, their growth prospects, earnings potential, and competitive advantages in their respective markets, as well as by reference to other financial and operational indicators. When considering the growth prospects and earnings potential of the assets and operations being sold, the Company has considered the subscribers number growth, ARPU, EBITDA and future cashflow projections of the assets and operations.

COMPLETION OF THE DISPOSAL

It is expected that completion of the Disposal will take place before end of February 2007.

REASONS FOR AND BENEFITS OF THE DISPOSAL

The Group has extensive network resources, dominant market share and has achieved better profitability in its northern service region in the past and hence, the Company intends to concentrate its resources in its northern service region. Since the telecommunications services in Guangdong Province and Shanghai Municipality have not made significant contribution to the overall results of the Group in the past in financial terms, the Company believes the Disposal will enable the Group to better grasp the growth opportunities in the northern service region and increase its concentration on the development of business and services in the northern service region with a view to gaining better financial results for the Group.

EXPECTED GAIN AND USE OF PROCEEDS

According to the Group's management accounts, the unaudited net asset value of the Group's telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality as at 30 June 2006 as prepared under HKFRS was RMB2,789 million which has already taken into account the aggregate principal amount of RMB3,000 million of debt which is due and owing from the Guangdong and Shanghai branches of the Group. The assumption of such debt by China Netcom Group will only be effected after completion of the Disposal and therefore such assumption of debt will not affect the financial position of the Company. As the consideration is RMB3,500 million, the expected gain on the Disposal to the Company is estimated to be approximately RMB711 million based on the net asset value of RMB2,789 million as at 30 June 2006. The gain will be finalised based on the net asset value of the Group's telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality as at the date of the completion of the Disposal. Any gain on the Disposal will result in an increase in equity in the Company's accounts. The proceeds from the Disposal will be used as the Group's general working capital.

According to the Group's management accounts, the unaudited net loss before and after taxation and extraordinary items attributable to the Group's telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality for the financial years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2006 as prepared under HKFRS are set out below:


                                                         For the financial year ended     For the six months
                                                                   31 December                 ended 30 June
                                                              2004                 2005                 2006
                                                       RMB million          RMB million          RMB million
Net loss before taxation and  extraordinary items              316                  259                   72
Net loss after taxation and  extraordinary items               240                  174                   49



After completion of the Disposal, the financial results attributable to the Guangdong and Shanghai branches of the Group will no longer be combined into the Group's results.

The unaudited Adjusted EBITDA(1) attributable to the Group's telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality for the year ended 31 December 2006 was RMB659 million.

(1) EBITDA refers to the profit before finance costs, interest income, dividend income, deficit on revaluation of fixed assets, income tax, depreciation and amortisation. The impact of fixed assets written-off is further excluded to arrive at the Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance and liquidity under HKFRS because EBITDA and Adjusted EBITDA are not uniformly defined. EBITDA or Adjusted EBITDA should not be considered a substitute for or superior to the Company's results prepared under HKFRS as it cannot be used to measure operating results or liquidity and does not represent operating cash flows. In addition, it may not be comparable to similarly titled indicators of other companies.


The financial information set out above (in particular, the financial information in respect of the financial year ended 31 December 2006) have not been audited or reviewed by the Company's external auditors. The audit of the Group's financial information for the financial year ended 31 December 2006 has not been completed, and the audited financial information of Guangdong and Shanghai branches of the Group may be different from the financial information as disclosed herein.

Based on the unaudited management accounts of the Group, the consolidated net assets of the Group is expected to increase after the Disposal. The Company will receive a cash consideration of RMB3,500 million. From the date of completion of the Disposal, the revenue attributable to the Guangdong and Shanghai branches of the Group will no longer be combined into the Group's results.

INFORMATION ON THE GROUP'S TELECOMMUNICATIONS ASSETS AND LIABILITIES IN GUANGDONG PROVINCE AND SHANGHAI MUNICIPALITY

The telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality to be sold by the Group pursuant to the Asset Transfer Agreement are telecommunications assets that are necessary for the provision of the following telecommunications services in Guangdong Province and Shanghai Municipality by the Group at present and relating liabilities:

(a) fixed-line telephone services (including personal handyphone system ("PHS") service), including:

o       local, domestic long distance and international long distance services;

o value-added services, including caller identification, PHS short messaging service, telephone information service and "Personalised Ring" service; and

o interconnection services provided to other domestic telecommunications operators;

(b) broadband and other Internet-related services, including broadband access such as digital subscriber line and local area network, and dial-up Internet access and other services; and

(c) business and data communications services, including digital data network, frame relay, asynchronous transfer mode, internet protocol based virtual private network and leased line services.

The telecommunications assets to be sold are primarily the Group's network in Guangdong Province and Shanghai Municipality, which consists of transport networks, service networks and support and information systems.

COMPLIANCE WITH THE LISTING RULES

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company and the Disposal constitutes a connected transaction for the Company.

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Disposal exceed 2.5% (but are below 5%), the Disposal is conditional upon, among other things, the approval of the Disposal by the Independent Shareholders at an extraordinary general meeting to be convened for this purpose. The vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

The Board is of the view that the Asset Transfer Agreement was entered into after arm's length negotiation between CNC China and China Netcom Group and reflect normal commercial terms. The Board is also of the view that the terms of the Asset Transfer Agreement are fair and reasonable and in the interests of the Company and its investors as a whole and recommends the Independent Shareholders to vote in favour of the ordinary resolution to approve the Disposal at the Extraordinary General Meeting.

GENERAL INFORMATION

The Company is a leading fixed-line telecommunications services provider in China. Its service regions covers the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region, Shanxi Province and, prior to the completion of the Disposal, Guangdong Province and Shanghai Municipality.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China that are outside the Company's existing service regions and, after the completion of the Disposal, Guangdong Province and Shanghai Municipality. China International Capital Corporation (Hong Kong) Limited is the financial adviser to China Netcom Group in respect of the Disposal.

EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in The Ballroom, Island Shangri-la, Hong Kong on 14 February 2007 at 10:00 a.m., is set out on pages 31 to 32 of this circular. At the Extraordinary General Meeting, an ordinary resolution will be proposed to approve the Disposal. The vote of the Independent Shareholders at the Extraordinary General Meeting on the resolution approving the Disposal shall be taken by poll.

In accordance with the Listing Rules, China Netcom Group, the ultimate holding company of the Company which was beneficially interested in approximately 69.88% of the issued share capital of the Company as at the Latest Practicable Date, and its Associates, will abstain from voting on the resolution to approve the Disposal at the Extraordinary General Meeting.

A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should he so wishes.

RECOMMENDATION

Lehman has been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Disposal. Lehman considers that the terms of the Asset Transfer Agreement are on normal commercial terms and the Asset Transfer Agreement is entered into in the ordinary and usual course of business of the Group. Furthermore, Lehman considers that the terms of the Asset Transfer Agreement are fair and reasonable in so far as the interests of the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, Lehman advises the Independent Shareholders, as well as the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the relevant resolution to be proposed at the Extraordinary General Meeting. The text of the letter from Lehman containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice is set out on pages 13 to 24 of this circular.

The Independent Board Committee, having taken into account the advice of Lehman, considers that the terms of the Disposal are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the Disposal, as detailed in the notice of the Extraordinary General Meeting set out on pages 31 to 32 of this circular. The text of the letter from the Independent Board Committee is set out on pages 11 to 12 of this circular.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee which sets out its recommendation to the Independent Shareholders, the letter from Lehman which contains its advice to the Independent Board Committee and the Independent Shareholders, and the additional information set out in the appendix to this circular.


                            By Order of the Board
                             China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang
                             Chairman

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                          [CHINESE CHARACTERS OMITTED]
                    (Incorporated in Hong Kong with limited
                    liability under the Companies Ordinance)

                                                                 24 January 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONWe refer to the circular (the "Circular") dated 24 January 2007 issued by the Company to its Shareholders of which this letter forms part. The terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 15 January 2007, the Board announced that CNC China, a direct wholly-owned subsidiary of the Company, had entered into the Asset Transfer Agreement, pursuant to which CNC China agreed to sell and China Netcom Group agreed to acquire the Group's telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC, subject to certain conditions.

The Independent Board Committee was formed on 21 November 2006 to make a recommendation to the Independent Shareholders as to whether or not the terms of the Disposal, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Disposal is in the interests of the Company and the Shareholders as a whole. Lehman has been retained as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Disposal from a financial perspective.

The terms and the reasons for the Disposal are summarised in the Letter from the Chairman set out on pages 4 to 10 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for the Disposal and the basis upon which their terms have been determined. We have also considered the principal factors and reasons taken into account by Lehman in arriving at its opinion regarding the terms of the Disposal as set out in the letter from Lehman on pages 13 to 24 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking advice from Lehman, concurs with the views of Lehman and considers, from a financial perspective, that the terms of the Asset Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolution to approve the Disposal, as detailed in the notice of the Extraordinary General Meeting set out on pages 31 to 32 of the Circular.


                                                    Yours faithfully
                                                     John Lawson Thornton
                                                     Victor Cha Mou Zing
                                                     Qian Yingyi
                                                     Hou Ziqiang
                                                     Timpson Chung Shui Ming
                                                     Independent Board Committee

                    LETTER FROM LEHMAN BROTHERS ASIA LIMITED

The following is the text of a letter, prepared for the purpose of inclusion in this circular, received from Lehman in connection with the Disposal.LETTER FROM LEHMAN BROTHERS ASIA LIMITED

                        [LEHMAN BROTHERS GRAPHIC OMITTED]


                                                    Lehman Brothers Asia Limited
                                          26/F, Two International Finance Center
                                            8 Finance Street, Central, Hong Kong
                                                                 24 January 2007

To the Independent Board Committee and Independent Shareholders of
 China Netcom Group Corporation (Hong Kong) Limited

Dear Sir or Madam,

                              CONNECTED TRANSACTION

   Disposal of Telecommunications Assets, Liabilities, and Business Operations
                 in Guangdong Province and Shanghai Municipality
                              to China Netcom Group


INTRODUCTION

We refer to the circular dated 24 January 2007 (the "Circular") issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein, unless otherwise defined herein.

Pursuant to the Listing Rules, the Disposal constitutes a connected transaction for the Company. Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Disposal exceed 2.5% but are below 5%, the Disposal is conditional upon, among other things, the approval by the Independent Shareholders at the Extraordinary General Meeting to be convened for this purpose. We have been appointed to act as the independent financial advisor to the Independent Board Committee and the Independent Shareholders to consider whether the terms of the Disposal are fair and reasonable in so far as the Independent Shareholders are concerned. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to undertake the Disposal. This letter has been prepared and delivered in accordance with the requirements of the Listing Rules for the purpose of assisting the Independent Board Committee in their duties to evaluate the above mentioned aspects and for no other reasons.

In formulating our opinion with regards to the Disposal, we have reviewed, among other things, the Circular, the Asset Transfer Agreement, and the information and financial projections prepared by the Company relating to its telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC (the "Target Assets"). We have considered information, given in writing and orally, by the Directors (including the independent non-executive Directors) and the management of the Company (the "Management"). We have also reviewed such research studies and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Disposal, the Company and the Target Assets as supplied by the Company and the Management and the Board, as well as publicly available information. We have assumed that such information and facts, and any representations made to us, or made or referred to in the Circular, are true, accurate, and complete in all material respects as of the date hereof and that they may be relied upon. We have also assumed that all statements of intention of the Management or the Directors, as set forth in the Circular, will be implemented. With respect to any historical costs and financial statements, financial forecasts, estimates, and projections relating to the Disposal, we have assumed that each was prepared on bases reflecting the best currently available information, views, and judgements of the historical and future financial revenues and expenses relating to the Disposal, the operations of the Target Assets and the Company and may be relied upon by us in formulating our opinion. We have also assumed that the Asset Transfer Agreement is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform, its obligations thereunder, and as otherwise described in the Circular, in full when due.

We have not carried out any independent verification of the information provided to us nor have we conducted any form of investigation into the commercial viability or the future prospects of the Disposal or the financial condition or future prospects of any of the parties to the Asset Transfer Agreement, the Target Assets, or the Company. We have further assumed that all material governmental, regulatory, or other consent and approvals necessary for the effectiveness and implementation of the Disposal have been or will be obtained without any adverse effect on the Target Assets, the Company or the contemplated benefits to the Company.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to our attention after the date hereof. It should be understood that subsequent developments (including any material deviations from the financial analysis and forecasts provided to us) may affect and/or change this opinion and that we do not have an obligation to update, revise, or reaffirm this opinion.

Our opinion is also subject to the following qualifications:

(a) We express no opinion or view as to whether any similar terms or transaction equivalent to the terms proposed for the Disposal are or might be available from any Independent Third Parties, nor as to whether any Independent Third Parties might offer similar or better terms for similar transactions;

(b) We have considered the Disposal from the perspective of Independent Shareholders as a whole, and not from the perspective of each individual Independent Shareholder. As such, each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Disposal in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances as well as his/her/its own investment objectives;

(c) We have only reviewed the Disposal in isolation and not in connection with any other business plan or strategy, past or present with regard to the Company or the Group as a whole, nor have we viewed these as part of a series of other transactions or arrangements;

(d) We express no opinion as to whether the obligations under the Asset Transfer Agreement will be performed;

(e) Nothing contained in this letter should be construed as an opinion or view as to the trading price or market trends of any securities of the Company at any particular time;

(f) Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

(g) We were not requested to and did not provide any advice concerning the structure, the timing, pricing, size, feasibility or any other aspect of the Asset Transfer Agreement nor any services other than the delivery of this letter relating to the Asset Transfer Agreement. We did not participate in negotiations with respect to the terms of the Asset Transfer Agreement.

We are a deemed licensed corporation under the Securities and Futures Ordinance for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities) and Type 6 (advising on corporate finance) activities. We will receive a fee from the Company for the delivery of this letter. The Company has also agreed to indemnify Lehman and related persons against certain liabilities and expenses in connection with this engagement.

BACKGROUND

The Company, China Netcom Group Corporation (Hong Kong) Limited, is a limited liability company incorporated under the Hong Kong Companies Ordinance on 22 October 1999, and its principal business includes the provision of fixed line telephone services, broadband, other Internet-related services and business and data communications services in ten northern provinces, municipalities and autonomous region in the PRC. The Group also provides telecommunications services to selected business and residential customers in Guangdong Province and Shanghai Municipality in the PRC.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China that are outside the Company's existing service regions and, after the completion of the Disposal, Guangdong Province and Shanghai Municipality.

China Netcom Group is the controlling shareholder of the Company, holding approximately 69.88% of the issued share capital of the Company through China Netcom Group Corporation (BVI) Limited ("CNC BVI"). As such, China Netcom Group is a connected person of the Company and transactions between China Netcom Group and the Group constitute connected transactions of the Company for the purpose of the Listing Rules.

The Target Assets currently provide fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services to enterprises and high usage residential customers in Guangdong Province and Shanghai Municipality.

On 15 January 2007, the Board announced that CNC China, a direct wholly-owned subsidiary of the Company, had entered into the Asset Transfer Agreement, pursuant to which CNC China agreed to dispose of the Target Assets to China Netcom Group for a consideration of RMB3,500 million, subject to certain conditions. China Netcom Group will also assume an amount of RMB3,000 million of net indebtedness upon completion of the Disposal. Thus, the implied enterprise value of the Target Assets amounts to RMB6,500 million. As mentioned in the "Letter from the Chairman", since the consideration is RMB3,500 million, the expected gain on the Disposal to the Company is estimated to be approximately RMB711 million based on the net asset value of RMB2,789 million as at 30 June 2006. Completion of the Disposal is conditional upon the fulfilment of the conditions referred to in the "Letter from the Chairman". It is expected that completion of the Disposal will take place before end of February 2007. The Company has given warranties, representation and undertaking in respect of the business operations and assets and liabilities of the Target Assets.

Below is the existing corporate structure of the Group before Completion of the
Disposal:

Corporate Structure of the Group Before Completion of the Disposal


 ____________________________________
|    China Network Commmunications   |
|        Group Corporation           |
|   ("China Netcom Group")(PRC)(3)   |
|____________________________________|
                  |
                  |  100%
 _________________|___________________        _________________________________      ____________________________
| China Netcom Group Corporation(BVI) |      |                                 |    |                            |
|        Limited ("CNC BVI")          |      |      Five PRC Shareholders(1)   |    |    Public Shareholders     |
|     (British Virgin Islands)(3)     |      |                                 |    |                            |
|_____________________________________|      |_________________________________|    |____________________________|
                  |                                            |                                    |
                  | 69.88%                                     |  4.48%(2)                          | 25.64%
                  |____________________________________________|____________________________________|
                                                               |
                                                               |  100%
                                              _________________|___________________
                                             |         China Netcom Group          |
                                             |  Corporation (Hong Kong) Limited    |
                                             |    ("Company") (Hong Kong)(5)       |
                                             |_____________________________________|
                                                               |
                                                               | 100%
            ___________________________________________________|___________________________________________________
           |                                                                                                       |
           |                                    China Netcom (Group) Company                                       |
           |                                   Limited ("CNC China") (PRC)(3)                                      |
           |_______________________________________________________________________________________________________|
                  |                           |
                  |                           |
                  |  Operating in (4)         |   _____________________
                  |                           |__|                     |
                  |__Beijing Municipality     |  |Shanghai Municipality|
                  |                           |  |Guandong Province    |
                  |__Tianjin Municipality     |  |_____________________|
                  |                           |
                  |__Hebei Province           |__Heilongjiang Province
                  |                           |
                  |__Henan Province           |__Jilin Province
                  |                           |
                  |__Shandong Province        |__Neimenggu Autonomous Region
                  |                           |
                  |__Liaoning Province        |__Shanxi Province



We understand that the corporate structure of the Group immediately after the Disposal will be as follows:

Corporate Structure of the Group After Completion of the Disposal



 ____________________________________        ______________________
|    China Network Commmunications   |      |                      |
|        Group Corporation           |______| Shanghai Municipality|
|   ("China Netcom Group")(PRC)(3)   |      |  Guandong Province   |
|____________________________________|      |______________________|
                  |
                  |  100%
 _________________|___________________        _________________________________      ____________________________
| China Netcom Group Corporation(BVI) |      |                                 |    |                            |
|        Limited ("CNC BVI")          |      |      Five PRC Shareholders(1)   |    |    Public Shareholders     |
|     (British Virgin Islands)(3)     |      |                                 |    |                            |
|_____________________________________|      |_________________________________|    |____________________________|
                  |                                            |                                    |
                  | 69.88%                                     |  4.48%(2)                          | 25.64%
                  |____________________________________________|____________________________________|
                                                               |
                                                               |  100%
                                              _________________|___________________
                                             |         China Netcom Group          |
                                             |  Corporation (Hong Kong) Limited    |
                                             |    ("Company") (Hong Kong)(5)       |
                                             |_____________________________________|
                                                               |
                                                               | 100%
            ___________________________________________________|___________________________________________________
           |                                                                                                       |
           |                                    China Netcom (Group) Company                                       |
           |                                   Limited ("CNC China") (PRC)(3)                                      |
           |_______________________________________________________________________________________________________|
                  |                           |
                  |                           |
                  |  Operating in (4)         |
                  |                           |
                  |__Beijing Municipality     |
                  |                           |
                  |__Tianjin Municipality     |
                  |                           |
                  |__Hebei Province           |__Heilongjiang Province
                  |                           |
                  |__Henan Province           |__Jilin Province
                  |                           |
                  |__Shandong Province        |__Neimenggu Autonomous Region
                  |                           |
                  |__Liaoning Province        |__Shanxi Province



Source: Company data as of 15 January 2007

Applicable to both charts above:

1. The five PRC Shareholders, all of which are established in the PRC, are the Chinese Academy of Science, Information and Network Center of the State Administration of Radio, Film and Television, China Railways Telecommunications Center, Shanghai Alliance Investment Limited, and Shandong Provincial State-owned Assets Supervision and Administration Commission.

2. All of the ordinary shares owned by the five PRC Shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC Shareholders. Consequently, the ownership percentage of the five PRC Shareholders in the charts above reflects the aggregate beneficial interests of these Shareholders as held through CNC BVI. The ownership percentage of CNC BVI as indicated in the charts above reflects CNC BVI's own beneficial ownership.

3.      Indicates jurisdiction of incorporation.

4. The provincial businesses are operated under local branch offices of CNC China and these local branch offices are not legal entities.


According to the Group's management accounts, the unaudited net loss before and after taxation and extraordinary items attributable to the Group's telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality for the financial years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2006 as prepared under HKFRS are set out below:



                                                       For the financial year ended     For the six months
                                                                31 December                  ended 30 June
                                                            2004                 2005                 2006
                                                     RMB million          RMB million          RMB million
Net loss before taxation and  extraordinary items            316                  259                   72
Net loss after taxation and  extraordinary items             240                  174                   49



As stated in the "Letter from the Chairman" in the Circular, the unaudited adjusted EBITDA (as defined in the "Letter from the Chairman") attributable to the Group's telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality for the year ended 31 December 2006 was RMB659 million. From the date of completion of the Disposal, the revenue attributable to the Guangdong and Shanghai branches of the Group will no longer be combined into the Group's results.

ASSET TRANSFER AGREEMENT

We set out below a summary of the Asset Transfer Agreement. We will not be setting out in this letter the commercial background of, and reasons for such an agreement, which are detailed in the "Letter from the Chairman" in the Circular.

As stated in the "Letter from the Chairman" in the Circular, pursuant to the Asset Transfer Agreement, CNC China has agreed to dispose of the Target Assets to China Netcom Group. China Netcom Group has granted CNC China a preferential right to acquire such assets, liabilities and business operations such that if China Netcom Group intends to dispose of them in the future, CNC China will be entitled to a first right to acquire them at terms equal to or no less favourable than those offered by China Netcom Group to other parties.

Completion of the Disposal is conditional upon the fulfillment of the following conditions: (a) the passing of an ordinary resolution by the Independent Shareholders approving the Disposal; and (b) the receipt of relevant approvals or consent from the relevant PRC authorities. Both of these conditions cannot be waived.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below.

(a)     Reasons for the Disposal

As stated in the "Letter from the Chairman" in the Circular, the Group's strategy is to focus on northern service region, in which the Group has extensive network resources, dominant market share and has achieved better profitability in the past. Since the telecommunications services in Guangdong Province and Shanghai Municipality have not made significant contributions to the overall results of the Group in the past in financial terms, we note that the Company believes the Disposal will enable the Group to better grasp the growth opportunities in the northern service region and increase its concentration on the development of business and services in the northern service region with a view to gaining better financial results for the Group.

(b)     Basis of the Consideration for the Disposal

As noted in the "Letter from the Chairman" in the Circular, the terms of the Disposal were negotiated on normal commercial terms. We understand that the consideration for the Disposal was determined based on various factors, including the quality of the assets being sold, their growth prospects, earnings potential, and competitive advantages in their respective markets, as well as by reference to other financial and operational indicators. When considering the growth prospects and earnings potential of the assets and operations being sold, the Company has considered the subscribers number growth, ARPU, EBITDA and future cash flow projections of the assets and operations. We consider these are the appropriate measures that are commonly used to determine the profitability and growth prospect of a business in the telecommunications industry.

(c)     Valuation of the Disposal

The consideration for the Disposal is set at RMB3,500 million. China Netcom Group will assume an amount of RMB3,000 million of net indebtedness upon completion of the Disposal. Thus, the implied enterprise value of the Target Assets amounts to RMB6,500 million.

In considering the consideration of the Disposal, we have analyzed the enterprise value of the Target Assets using three valuation methodologies including: (i) the discounted cash flow ("DCF") analysis, (ii) the comparable company trading analysis, and (iii) the comparable transactions analysis.

(i) Discounted cash flow analysis: The DCF analysis was used as the primary valuation methodology as in our view it best reflects the value of the potential future cash flows of the Target Assets. Such analysis takes into consideration the dynamics of the market, competition in the sector, regulatory environment, and provides an estimate of the revenues, cost structure and capital expenditures for the Target Assets. In performing the DCF analysis, we have reviewed the financial projections of the Target Assets provided to us by the Company. We assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgements of the management of the Target Assets.

The consideration of RMB3,500 million for the Disposal is reasonable as it falls within the range of the equity value implied by our DCF analysis. Assuming that the amount of net indebtedness of RMB3,000 million valued at book value, the implied enterprise value of the Target Assets equals to RMB6,500 million.

(ii) Comparable company trading analysis: The analysis was carried out by using trading multiples commonly used by investors as a valuation tool in the telecommunications industry, in particular, Enterprise Value ("EV")/EBITDA. We have not relied on price/earning ratio, another commonly used valuation metric, as the Target Assets currently have negative earnings. Trading multiples were derived by using each respective company's public financials and its current trading information.

We compared the Target Assets' implied valuation multiples to the trading multiples of other competitive local exchange carriers ("CLECs") in Asia, the U.S., and Europe. These companies were chosen based on their market position, business focus, service offerings, customer mix, stage of development, growth profile and EBITDA margins.


                                                                     Implied                    Implied
                                                                     EV/2006                    EV/2006
                                                                    EBITDA(1)                  EBITDA(1)

Target Assets                                                           9.9x                       9.9x



                                                                    Reported                   Reported
                                                             financial basis            financial basis
                                                                     EV/2006                    EV/2006
                                                                    EBITDA(2)                  EBITDA(2)

Based on Closing Price of Comparable Companies(3) as of      12 January 2007     20 Trading Day Average

Mean                                                                    9.7x                       9.3x
Median                                                                  7.4x                       6.9x



Source: Factset, brokers' estimates and trading price as of the close of 12 January 2007 and 20-trading day average share price up to 12 January 2007.

1. Assuming EV equals RMB6.5 billion and 2006 unaudited adjusted EBITDA equals RMB659 million. 2006 unaudited adjusted EBITDA provided in the "Letter from the Chairman".

2.      Source from respectively company annual reports and Factset.

3. Selected comparable companies include hanarotelecom, LG Dacom, StarHub, Completel, City Telecom (Hong Kong), Colt Communications, THUS Communications, and Time Warner Telecom.


Based on the 12 January 2007 closing share price, the Target Assets multiple implied by the consideration represents 1.4% and 33.5% premium to the mean and the median trading multiples of the selected group of comparable companies, respectively. Based on the 20 Trading Days Average closing share price up to 12 January 2007, the Target Assets multiple implied by the consideration represents 5.8% and 42.2% premium to the mean and the median trading multiples of the selected group of comparable companies, respectively.

The implied valuation multiple of the Disposal is reasonable when compared to the trading multiples of the above group of comparable companies although it should be noted that the regulatory environments and stage of development of these companies are very different from those of the Target Assets.

(iii) Comparable transactions analysis: Comparable transaction analysis should be viewed in the context of factors that include market share, business focus, service offerings and customer mix, regulatory environment, and market and operating conditions at the time of each transaction. The following are the recent comparable transactions in the global CLECs sector.

o       In August 2006, PAETEC Communications acquired 100% interest of US LEC;

o       In July 2006, Time Warner Telecom acquired 100% interest of Xspedius;

o       In May 2006, Level 3 Communications acquired 100% interest of Telcove;

o       In May 2006, Telepacific acquired 100% interest of Mpower;

o       In February 2006, Integra acquired 100% interest of Electric Lightwave;

o       In August 2005, C&W acquired 100% interest of Energis;

o       In July 2005, Tele2 and Apax acquired 100% interest of Versatel;

o       In May 2005, Telenor acquired 100% interest of Cybercity;

o       In October 2004, TDC acquired 100% interest of Song Networks;

o In May 2004, Softbank acquired the fixed line assets of Japan Telecom from Ripplewood; and

o       In August 2003, Ripplewood acquired the fixed line assets of Japan
        Telecom.



                                                                                              Implied
                                                                                    EV/2006 EBITDA(1)
Target Assets                                                                                    9.9x


                         Reported financial basis EV/EBITDA(2)                Target Assets EV/EBITDA
                                                                     Premium/(Discount) to Respective
                                                                                         Transactions

Mean                                                      7.7x                                  27.3%
Median                                                    8.1x                                  21.8%



Sources:  Factset, respective company announcement and brokers' estimates.

1. Assuming EV equals RMB6.5 billion and 2006 unaudited adjusted EBITDA equals RMB659 million. 2006 unaudited adjusted EBITDA provided in the "Letter from the Chairman".

2. Based on EBITDA of acquisition year and based on the comparable transactions listed above.

The Target Assets multiple implied by the consideration represents 27.3% and 21.8% premium to the mean and the median transaction multiples of the abovementioned comparable transactions, respectively.

The implied valuation multiple of the Disposal is reasonable when compared to the transaction multiples of the abovementioned comparable transactions although it should be noted that the regulatory environments and stage of development of these companies are very different from those of the Target Assets.

Having considered the above mentioned principal factors, we are of the opinion that the consideration for the Disposal is fair and reasonable in so far as the Independent Shareholders are concerned and in the interests of the Company and its shareholders as a whole.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our opinion:

(a) the Board (including the independent non-executive directors of the Company) is of the view that the Disposal will enable the Group to better grasp the growth opportunities in the northern service region and increase its concentration on the development of business and services in the northern service region with a view to gaining better financial results for the Group;

(b) the Board's representation that the terms of the Disposal were negotiated on normal commercial terms;

(c) the consideration for the Disposal was determined based on various factors, including the quality of the assets being sold, their growth prospects, earnings potential, and competitive advantages in their respective markets, as well as by reference to other financial and operational indicators. When considering the growth prospects and earnings potential of the assets and operations being sold, the Company has considered the subscribers number growth, ARPU, EBITDA and future cash flow projections of the assets and operations, which we consider to be the commonly used measures to determine the profitability and growth prospect of a business in the telecommunications industry;

(d) the valuation of the Target Assets implied by the consideration for the Disposal: (i) is within the range of the values implied by our DCF analysis,
(ii) implies a reasonable multiple compared to the relevant trading multiples of other comparable companies, and (iii) implies a reasonable multiple compared to the multiples implied by relevant transactions;

(e) As mentioned in the "Letter from the Chairman", since the consideration is RMB3,500 million, the expected gain on the Disposal to the Company is estimated to be approximately RMB711 million based on the net asset value of RMB2,789 million as at 30 June 2006; and

(f) CNC China shall have a pre-emptive right to acquire the Target Assets or enter into any joint venture or cooperation with any other party in respect of the interests in the Target Assets at terms equal to or no less favourable than those offered by China Netcom Group to other parties in the future, which we consider to be a favourable term to the Company.

OPINION

Based upon above reasons and principal factors, we are of the opinion as of the date hereof that:

(a) the terms of the Asset Transfer Agreement are on normal commercial terms and the Asset Transfer Agreement is entered into in the ordinary and usual course of business of the Group;

(b) the terms of the Assets Transfer Agreement are fair and reasonable in so far as the interests of the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole; and

(c) we would advise the Independent Board Committee to make a recommendation to the Independent Shareholders to vote in favour of the Disposal which terms are set out in the "Letter from the Chairman".

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the terms of the Disposal. In the event of inconsistency, the English text of this letter shall prevail over the Chinese version.


                                             Yours faithfully,
                                              For and on behalf of
                                              Lehman Brothers Asia Limited
                                              Charles Alexander
                                              Managing Director

                           APPENDIXGENERAL INFORMATION

1       RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2       DISCLOSURE OF INTERESTS

App.1B38(1)App.1B38(1A)As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they were deemed or taken to have under such provisions of the Securities and Futures Ordinance), or which are required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.



                                                      Number and  description of  equity         No. of Underlying Shares
                                                                             derivatives         involved  in the Options
Director
Zhang Chunjiang                                                      920,000 Options (1)                          920,000
Tian Suning                                                          920,000 Options (1)                          920,000
Zuo Xunsheng (also the chief executive officer)              480,000 Options (1) (2) (3)                          480,000
Zhang Xiaotie                                                480,000 Options (1) (2) (3)                          480,000
Li Fushen                                                     480,000 Options (1) (2)(3)                          480,000
Miao Jianhua                                                 420,000 Options (1) (2) (3)                          420,000
Yan Yixun                                                     354,000 Options (1) (2)(3)                          354,000
                                                                                                            -------------
Total                                                                                                           4,054,000
                                                                                                            =============


Notes:

(1) The Options were all granted on 22 October 2004 under the Share Option Scheme approved and adopted by a resolution of the Shareholders passed on 30 September 2004 and subsequently amended by a resolution of the Shareholders passed on 16 May 2006. Grantees of such Options are entitled to exercise the Options at a price of HK$8.40 in the following periods:

(i) in respect of 40 per cent. of the Options granted, from 17 May 2006 to 16 November 2010;

(ii) in respect of a further 20 per cent. of the Options granted, from 17 May 2007 to 16 November 2010;

(iii) in respect of a further 20 per cent. of the Options granted, from 17 May 2008 to 16 November 2010;
and

(iv) in respect of the remaining 20 per cent. of the Options granted, from 17 May 2009 to 16 November 2010.

(2) The following table sets out the number of Options exercised by the Directors concerned from 22 October 2004 (being the date of granting of Options) up to the Latest Practicable Date and the number of Shares acquired by each of them as a result of such exercise of Options:


Name of Director                    Number of Options       Number of
                                            exercised          Shares
                                                             acquired

Zuo Xunsheng                                  320,000         320,000
Zhang Xiaotie                                 320,000         320,000
Li Fushen                                     320,000         320,000
Miao Jianhua                                  280,000         280,000
Yan Yixun                                     236,000         236,000


(3) The Directors concerned have ceased to be interested in all the Shares acquired by them as a result of the exercise of Options as such Shares have been sold by the Directors concerned.

(4) All of the interests held by each of the Directors set out above are long positions.


Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of
Part XV of the Securities and Futures Ordinance (including interests and short positions which they were deemed or taken to have under such provisions of the Securities and Futures Ordinance), or which were required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

China Netcom Group is the ultimate holding company of the Company who, through China Netcom Group Corporation (BVI) Limited ("CNC BVI"), was beneficially interested in approximately 69.88% of the issued share capital of the Company as at the Latest Practicable Date. The executive Directors also hold executive positions with China Netcom Group. Details of the shareholding of China Netcom Group in the Company are set out in the paragraph headed "Substantial Shareholders" in this Appendix. Save as disclosed herein, none of the Directors is a director or employee of a company which has, or is deemed to have, an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

None of the Directors is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole.

Since 31 December 2005, the date to which the latest published audited consolidated financial statements of the Group were made up, none of the Directors nor any expert named in the paragraph headed "Qualification of expert" in this Appendix has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3       SUBSTANTIAL SHAREHOLDERS

So far as is known to the Directors and the chief executive of the Company, as at the Latest Practicable Date, the following corporations had, or were deemed to have, interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:



Name of substantial shareholder                       Number of Shares interested              Percentage  of
                                                                                                total  issued
                                                                                           share  capital (%)
                                                           directly           indirectly
China Netcom Group                                                -  4,945,148,000(1)(2)                74.35
CNC BVI                                            4,647,449,014(1)    297,698,986(1)(2)                74.35
AllianceBernstein L.P.                                            -       332,783,700(3)                 5.00
Telefonica Internacional S.A.U.  (or an affiliate)      331,769,305                    -                 4.99


Notes:

(1) China Netcom Group beneficially owns 4,647,449,014 Shares held by its wholly-owned subsidiary, CNC BVI and one share held by CNC Cayman, Limited ("CNC Cayman"), a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital of the Company beneficially held by China Netcom Group is 69.88%.

(2) China Netcom Group is deemed under the Securities and Futures Ordinance to be interested in 297,698,985 Shares held by CNC BVI as trustee on behalf of certain Shareholders representing a 4.48 per cent. of the issued share capital of the Company.

(3) AllianceBernstein L.P is interested in 332,783,700 Shares held by its subsidiaries AllianceBernstein Limited, AllianceBernstein Investment Management Australia Limited, AllianceBernstein New Zealand Limited, AllianceBernstein Australia Limited and AllianceBernstein Japan Ltd..

(4) All of the interests held by each of the substantial shareholders as listed in the table are long positions.


Save as disclosed above, as at the Latest Practicable Date, the Directors and the chief executive of the Company were not aware of any other person who had, or was deemed to have, an interest or short position in the Shares and underlying Shares, which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group, or any options in respect of such capital.

4       LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

5       SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6       MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7       CONSENT

Lehman has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, an associate of Lehman is interested in approximately 0.017% of the issued share capital of the Company. Save for the aforesaid, Lehman is not beneficially interested in the share capital of any member of the Group and it does not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8       QUALIFICATIONS OF EXPERT

The following are the qualifications of the professional adviser who has given opinions or advice contained in this circular:



Name                                 Qualifications
Lehman Brothers Asia Limited         a licensed corporation for Types 1 (dealing
                                     in securities), 2 (dealing in futures
                                     contracts), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the Securities and Futures
                                     Ordinance


9       Rules 14.64(8) & 14A.59(11)COMPETING INTEREST

China Netcom Group is engaged in fixed-line telecommunications business and other related businesses in the PRC and Asia-Pacific which are similar to that of the Company. The executive Directors also hold executive positions with China Netcom Group. On 6 September 2004, China Netcom Group, the Company and CNC China entered into a non-competition agreement, under which China Netcom Group undertakes not to compete with the Company without the Company's prior written consent.

Apart from the above, none of the Directors is or was interested in any business, apart from the Company's business, that competes or competed or is or was likely to compete, either directly or indirectly, with the Company's business.

10      PROCEDURES FOR DEMANDING A POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with the Listing Rules, any vote taken at the Extraordinary General Meeting to approve the Disposal must be taken by poll. According to article 70 of the articles of association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)     the chairman of the meeting; or

(b) at least three Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

(d) any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner (including the use of ballot or voting papers or tickets) as the chairman of the Extraordinary General Meeting may appoint. On a poll, every Shareholder present at the Extraordinary General Meeting shall be entitled to one vote for every fully paid-up Share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

11      MISCELLANEOUS

(a) The joint company secretaries of the Company are Li Fushen and Mok Kam Wan. Mok Kam Wan is an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries. The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Leung June Man who is a member of the American Institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is at Room 6701, The Center, 99 Queen's Road Central, Hong Kong.

(c) Computershare Hong Kong Investor Services Limited, the share registrar of the Company in Hong Kong, is located at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular and form of proxy shall prevail over the Chinese text.

12      DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Linklaters, 10th Floor, Alexandra House, Chater Road, Hong Kong during normal business hours on any Business Day from the date of this circular until 6 February 2007 and at the Extraordinary General Meeting:

(a)     the Asset Transfer Agreement;

(b) the letter of consent from Lehman referred to in the paragraph headed "Consent" in this Appendix;

(c) the letter from Lehman dated 24 January 2007, the text of which is set out in pages 13 to 24 of this circular;

(d)     the memorandum and articles of association of the Company; and

(e) the annual reports of the Company for the financial years ended 31 December 2004 and 2005.

                   NOTICE OF THE EXTRAORDINARY GENERAL MEETING

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                          [CHINESE CHARACTERS OMITTED]
                    (Incorporated in Hong Kong with limited
                    liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the "Company") will be held on 14 February 2007 at 10:00 a.m., in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution as an Ordinary Resolution:

Ordinary Resolutionin

"TTHAT the asset transfer agreement dated 15 January 2007 (the "Asset Transfer Agreement") entered into between China Netcom (Group) Company Limited ("CNC China") and China Network Communications Group Corporation ("China Netcom Group"), a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked "A", pursuant to which CNC China agreed to dispose of the telecommunications assets, liabilities and business operations of the Company in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group (the "Disposal") for a cash consideration of RMB3,500 million (comprising an initial amount of RMB1,050 million payable in cash the next business day after completion of the Disposal and the remaining RMB2,450 million payable in cash within 30 days after completion of the Disposal) and China Netcom Group agreed to assume an aggregate principal amount of RMB3,000 million of debt, be and is hereby generally and unconditionally approved and the directors of the Company be and are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Asset Transfer Agreement."


                             By Order of the Board
           [  ]China Netcom Group Corporation (Hong Kong) Limited
Li Fushen                                                           Mok Kam Wan
                           Joint Company Secretaries


Hong Kong, 24 January 2007

Registered office
 Room 6701, The Center
 99 Queen's Road Central
 Hong Kong

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wishes.

3. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on the above ordinary resolution will be taken by poll.

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                          [CHINESE CHARACTERS OMITTED]
                    (Incorporated in Hong Kong with limited
                    liability under the Companies Ordinance)
                                (Stock Code: 906)


Form of proxy for the Extraordinary General Meeting to be held on 14 February 2007 at 10:00 a.m.


I/We (Note 1)
             -------------------------------------------------------------------
of
  ------------------------------------------------------------------------------
being the registered holder(s) of                             Shares (Note 2) of
                                 -----------------------------
US$0.04 each in the share capital of the above-named Company HEREBY APPOINT
THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING (Note 3)
or                                                of
  ------------------------------------------------  ----------------------------
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held in The Ballroom, Island Shangri-la, Hong Kong on 14 February 2007 at 10:00 a.m.
for the purposes of considering and, if thought fit, passing the Resolution as set out in the Notice of the Extraordinary General Meeting and at such Extraordinary General Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as indicated below (Note 4).


--------------------------------------------------------------------------------
RESOLUTION                                 FOR                  AGAINST
--------------------------------------------------------------------------------
To approve the Asset Transfer
Agreement and the transaction
contemplated thereunder
--------------------------------------------------------------------------------

Dated this  day of   2007 Signed (Note 5)

Notes:

1.      Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the Notice of the Extraordinary General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any shares, any one of such joint holders may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Extraordinary General Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at Room 6701, The Center, 99 Queen's Road Central, Hong Kong not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Extraordinary General Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.


                                       2